CLEARLIST SECURITIES LLC

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70540

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CLEARLIST SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
625 6th A, 3rd Floor
(No. and Street)

NEW YORK	NY	10011
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JANICE PARISE	212-751-4422	JANICE.PARISE@CLEARLIST.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

BAKER TILLY US, LLP
(Name – if individual, state last, first, middle name)

66 Hudson Boulevard E 22nd Floor	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Patrick Murphy, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of CLEARLIST SECURITIES LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Patrick Murphy
_____
Signature:

Chief Executive Officer
_____
Title:

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Clearlist Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Clearlist Securities LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statement, the Company has experienced operating losses and negative cash flows from operations, that requires additional funding from its owner which causes substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provided a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Baker Tilly US, LLP

New York, New York
February 27, 2026

CLEARLIST SECURITIES LLC

Statement of Financial Condition

As of December 31, 2025

Assets

Cash	$	266,193
Accounts receivable		100,000
Due from affiliate		2,591
Prepaid expenses		19,801
Total assets	$	388,585

Liabilities and Member's Equity

Liabilities

Accounts payable and other accrued expenses	$	82,305
Due to parent		30,737
Total liabilities		113,042

Commitments and Contingencies (Note 7)

Member's equity		275,543
Total Liabilities and Member's Equity	$	388,585

The accompanying notes are an integral part of this financial statement

1. Organization

ClearList Securities LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on March 24, 2020. The Company is a wholly-owned subsidiary of ClearList Holdings LLC (the "Parent"). On February 2, 2021 the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of private placement of securities, firm commitment underwriter, on-line trading / electronic trading, selling tax shelters or limited partnerships in primary distributions, selling interests in unregistered private investment funds, selling corporate debt securities, retailing corporate equity securities over-the-counter, non-exchange member effecting transactions in listed securities through exchange member, selling tax shelters or limited partnerships in the secondary market, investment advisory services and Mergers and acquisitions including fairness opinions.

ClearList Securities LLC does not hold customer funds or securities.

Global Trading Systems ("GTS"), a proprietary trading and market making firm headquartered in New York, is an affiliate of the Company through common control. The Company is economically dependent on GTS; the absence of this relationship could have a material impact on the financial statements and operating results of the Company.

The Company is actively seeking more private placement opportunities.

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Going Concern Consideration

To date the Company has experienced recurring operating losses and negative cash flows from operations. Whether and when the Company can attain profitability and positive cash flows from operations is uncertain. Support has been provided by the Parent, who has stated to the Company that this support will continue for the foreseeable future. The Parent has the financial ability to continue supporting the Company.

Having considered the above and having made due inquiries, management of the Company continues using the going concern basis in preparing the financial statements which assumes that the Company will continue in operation for the foreseeable future.

Going Concern Consideration (Continued)

Management of the Company has evaluated these conditions and implemented the following plans. The Company has established a cost-cutting program which has resulted in a reduction of expenses. Management does not anticipate a material change in the business' core services.

Management has determined the foregoing plans will alleviate the going concern uncertainty. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Revenue Recognition

From time to time, the Company may receive warrants as part of its consideration in performing certain revenue contracts. These warrants are not considered to have any significant or material value by the Company and are considered unlikely to be exercised. As such, no value has been attributed to these warrants.

Revenue from Contracts with Customers

Revenue from contracts with customers includes fees earned for placement services pursuant to the terms of individual Placement agreements with issuers. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Placement fees

The Company is contracted to be a placement agent in connection with the private placement of interests in various funds. The Company records placement revenues at the point in time when the closing of the private placement occurs and the services for the transactions are completed under the terms of each engagement. The Company earned $116,209 in placement fees for the year ended December 31, 2025. The company incurred a commission expense related to the private placements in the amount of $50,000.

Fees Receivable

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. There was no allowance for credit loss necessary to be recorded as of December 31, 2024 and December 31, 2025. Further, there were no provision for credit losses, charge-offs, or recoveries of charged-off receivables during the year ended December 31, 2025. At December 31, 2025 accounts receivable was $100,000 respectively.

Cash Equivalents

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. The Company considers amounts held in money market accounts with initial maturities equal to less than three months to be cash equivalents.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for income taxes. Management confirms that no election was made as of the date of the financial statements for the Company to be taxed as a corporation. The Parent is taxed as a partnership and files a consolidated tax return which includes the company.

The Company is a single member limited liability company and accordingly, no provision has been made in the accompanying financial statement for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass directly to the Parent's income tax returns. Based on an analysis of the operations of the Broker Dealer there was no UBT tax provision required.

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company has reviewed the Company's tax position and the results from operations and as a result of this review, the Company has determined there were no uncertain tax positions. For all open tax years and for all major taxing jurisdictions, the Company management has concluded there are no uncertain tax positions that would require recognition in the financial statement for the year ended December 31, 2025.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placements of securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100 percent of its total revenues from 1 affiliate customer in 2025.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures" ("ASU 2023-09"). The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in the ASU address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. ASU 2023-09 will be effective for the Company for annual periods beginning after December 15, 2024, though early adoption is permitted. The Company was required to adopt this ASU in 2025; however, the Company is not subject to income taxes and thus this ASU has no material impact on the Company's financial statements.

In November 2024, the FASB issued ASU "2024-03", "Income Statement --Reporting Comprehensive Income --Expense Disaggregation Disclosures" ("ASU 2024-03"). The ASU is intended to enhance the transparency and decision usefulness of income statement expense disclosures by requiring greater disaggregation of certain expense categories. ASU 2024-03 will be effective for the Company for annual periods beginning after December 15, 2026, though early adoption is permitted. The Company is still evaluating the impact that ASU 2024-03 will have on its financial statements, but the Company expects the amendments will require significant changes to its expense disclosures.

3. Transactions with Related Parties

During 2020, the Company entered into an Expense Sharing Agreement ("ESA") with its Parent whereby the Parent is to provide payroll, office and administrative services to the Company in December 31, 2025. There is an amount Due to Parent in the amount of $30,737 on the accompanying Statement of Financial Condition. These balances are net settled at management's discretion throughout the year. As of December 31, 2025, the Company was due to receive $2,591 from its affiliate, ClearList Capital LLC, for the placement of two investors into one of ClearList Capital LLC's private funds.

4. Concentrations

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts.

5. Member's Equity

For the period ended December 31, 2025, the Company received $175,000 in cash contributions. These contributions are not required to be repaid to the Parent. In addition, the Company recorded $189,772 in capital contributions representing forgiveness of the Company's share of its expenses provided for in the Expense Sharing agreement with the Parent.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital in the first 12 months shall not exceed 15 to 1. Under Rule 15c3-1, the Company is required to maintain a minimum net capital, equal to the greater of $100,000 or 12 1/2% of aggregate indebtedness. At December 31, 2025, the Company had regulatory net capital of $203,151 which was $103,151above the required net capital of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital was .5564 to 1 at December 31, 2025.

7. Commitments and Contingencies

The Parent of the Company is the named sub lessor of the Company's office space, therefore there are no commitments to the Company for the office lease. As of December 31, 2025, there were no claims or lawsuits brought by or against the Company. The parent allocates occupancy expenses to the firm.

8. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

9. Subsequent Events

Management of the Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2026 through February 27, 2026, the date this financial statement was issued, that would require recognition or disclosure in the financial statement.